UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Adoption of 2020 Share Incentive Plan

21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that the board of directors of the Company has adopted the 2020 Share Incentive Plan (the “2020 Plan”), a copy of which is attached hereto as Exhibit 99.1. Upon the adoption of the 2020 Plan, the Company will cease to grant any new awards under its 2010 Share Incentive Plan and 2014 Share Incentive Plan (collectively the “Existing Plans”) while the Existing Plans and outstanding awards granted thereunder shall remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereunder. If any outstanding awards under the Existing Plans are subsequently forfeited, then the shares subject to such awards shall be available for the grant pursuant to the 2020 Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

	By	:	/s/ Sharon Xiao Liu
	Name	:	Sharon Xiao Liu
	Title	:	Chief Financial Officer

Date: May 29, 2020

Exhibit Index

Exhibit 99.1 — 2020 Share Incentive Plan